Exhibit 1

RESCUE

Left to right:
Herb Smith, founder of Dreamtime Tuka and Westpac customer;
Westpac Rescue Helicopter; and
Kate Holloway, Westpac employee

December 2016
Pillar 3 Report

Incorporating the requirements of APS330

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

200 | Westpac GROUP

200 years proudly supporting Australia

Pillar 3 report Table of contents

Structure of Pillar 3 report

Executive summary	3
Introduction	5
Group structure	6
Capital overview	8
Leverage ratio	11
Credit risk exposures	12
Securitisation	16
Appendix
Appendix I – APS330 Quantitative requirements	19
Disclosure regarding forward-looking statements	20

In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise).

In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars.

Any discrepancies between totals and sums of components in tables contained in this report are due to rounding.

In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III.

Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report.  All references in this report to websites are inactive textual references and are for information only.

Westpac Group December 2016 Pillar 3 Report | 2

Pillar 3 report Executive summary

Westpac’s common equity Tier 1 (CET1) capital ratio was 9.26% at 31 December 2016, down 22 basis points from 30 September 2016. Consistent with the normal seasonal trend, capital generated for the quarter was more than offset by the determination of the 2016 Final Dividend and growth in risk weighted assets (RWA). The movement in the ratio included the impact of the 2016 Final Dividend (76 basis points decrease), the dividend reinvestment plan (DRP) (8 basis points increase) and growth in RWA (3bps decrease).

During the quarter, Westpac implemented revised models for residential mortgages which include updated data for facilities in hardship, and previously announced changes to the correlation factor used in the calculation of RWA. The net impact of these changes was a small reduction to RWA.

	31 December 2016	30 September 2016	31 December 2015

The Westpac Group at Level 2
Common equity Tier 1 capital ratio %	9.3	9.5	10.2
Additional Tier 1 capital %	1.6	1.7	1.8
Tier 1 capital ratio %	10.9	11.2	12.0
Tier 2 capital %	2.5	1.9	1.9
Total regulatory capital ratio %	13.4	13.1	13.9

APRA leverage ratio	5.0	5.2	4.9

Total RWA increased $1.4 billion (0.3%) this quarter:

●                  Credit risk RWA declined $1.0 billion or 0.3%:

-                    Reduction in mark-to-market related credit risk RWA of $1.6 billion;

-                    Improved credit quality decreased RWA by $1.3 billion;

-                    RWA measurement changes reduced RWA by $1.0 billion which included mortgage RWA changes and updates to Probability of Default (PD) parameters for corporate and business lending exposures.

These were partially offset by:

-                    Portfolio growth which added $1.8 billion to RWA; and

-                    Foreign currency translation impacts, primarily related to NZ$ and US$ lending which increased RWA by $1.1 billion.

●                  Non-credit RWA increased $2.4 billion or 4.6% and included:

-                    Interest rate risk in the banking book (IRRBB) RWA increased $5.2 billion. This period, the embedded gain reduced as the yield curve steepened during the quarter which increased IRRBB RWA. RWA for repricing and yield curve risk also increased;

-                    Other RWA increased $0.6 billion;

-                    Market risk RWA decreased $1.7 billion from lower interest rate exposure in the trading book; and

-                    Operational risk RWA decreased $1.7 billion due to an update to loss scenarios.

Risk weighted assets $m	31 December 2016	30 September 2016	31 December 2015

Credit risk	357,842	358,812	312,402
Market risk	6,134	7,861	6,588
Operational risk	31,613	33,363	31,584
Interest rate risk in the banking book	10,561	5,373	6,035
Other	5,314	4,644	4,606
Total	411,464	410,053	361,215

Exposure at Default

Exposure at default (EAD) increased $23.4 billion (up 2.4%) this quarter, largely due to a $10 billion increase in sovereign exposures associated with an increase in liquid assets and from growth in residential mortgage exposures of $8.2 billion.

Westpac Group December 2016 Pillar 3 Report | 3

Pillar 3 report Executive summary

Tier 2 Capital

During the quarter, Tier 2 capital issuances increased Tier 2 capital by $2.1 billion.

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to leverage exposure. At 31 December 2016, Westpac’s leverage ratio1 was 5.0%, down 20 basis points since 30 September 2016.

APRA has yet to prescribe any minimum leverage ratio requirements.

[1]      The leverage ratio is based on the same definition of Tier 1 capital as used by APRA capital requirements and is not comparable to the Basel Committee for Banking Supervision leverage ratio calculation.

Westpac Group December 2016 Pillar 3 Report | 4

Pillar 3 report Introduction

Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by the Australian Prudential Regulation Authority (APRA). APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.

In accordance with APS330 Public Disclosure, financial institutions that have received this accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly.

This report describes Westpac’s risk management practices and presents the prudential assessment of Westpac’s capital adequacy as at 31 December 2016.

In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for:

●                  Capital instruments under Attachment B of APS330; and

●                  The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually).

Capital instruments disclosures are updated when:

●                  A new capital instrument is issued that will form part of regulatory capital; or

●                  A capital instrument is redeemed, converted into CET1, written off, or its terms and conditions are changed.

[1] http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Westpac Group December 2016 Pillar 3 Report | 5

Pillar 3 report Group structure

Westpac seeks to ensure that it is adequately capitalised at all times. APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels:

●                  Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy;

●                  Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and

●                  Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities.

Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2.

The Westpac Group

The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation.

Accounting consolidation3

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases.

Group entities excluded from the regulatory consolidation at Level 2

Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities:

●                  insurance;

●                  acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management;

●                  non-financial (commercial) operations; or

●                  special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation.

Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities.

1      APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI.

[2]      Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report.

[3]      Refer to Note 1 of Westpac’s 2016 Annual Financial Report for further details.

Westpac Group December 2016 Pillar 3 Report | 6

Pillar 3 report Group structure

Westpac New Zealand Limited

Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand1. WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. For the purposes of determining Westpac’s capital adequacy, Westpac New Zealand Limited is consolidated at Level 2.

Restrictions and major impediments on the transfer of funds or regulatory capital within the Group

Minimum capital (‘thin capitalisation’) rules

Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules.

Tax costs associated with repatriation

Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated.

Intra-group exposure limits

Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities2. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk.

Prudential regulation of subsidiary entities

Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2.

[1]      Other subsidiary banking entities in the Group include Westpac Bank-PNG-Limited and Westpac Europe Limited.

[2]      For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Westpac Group December 2016 Pillar 3 Report | 7

Pillar 3 report Capital overview

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•      the development of a capital management strategy, including preferred capital range, capital buffers and contingency plans;

•      consideration of both economic and regulatory capital requirements;

•      a process that challenges the capital measures, coverage and requirements which incorporates amongst other things, the impact of adverse economic scenarios; and

•      consideration of the perspectives of external stakeholders including rating agencies, equity investors and debt investors.

Westpac’s preferred capital range

Westpac’s preferred range for its common equity Tier 1 (CET1) capital ratio is 8.75% - 9.25%. The CET1 preferred range takes into consideration:

•      Current regulatory minimums;

•      The current capital conservation buffer (CCB) (including Westpac’s Domestic-Systemically Important Bank (D-SIB) surcharge);

•      Stress testing to calibrate an appropriate buffer against a downturn; and

•      Quarterly volatility of capital ratios under Basel III due to the half yearly cycle of ordinary dividend payments.

The CCB applicable to Westpac as at 31 December 2016 totals 3.5% and includes a base requirement of 2.5% and Westpac’s D-SIB surcharge of 1%. Should the CET1 capital ratio fall within the CCB (currently between 4.5% and 8.0%) restrictions on distributions apply. Distributions for this purpose are defined as payment of dividends, discretionary bonuses and Additional Tier 1 capital distributions.

The preferred capital range is not currently impacted by the countercyclical buffer requirement, which also came into effect on 1 January 2016, as it is currently set to zero for Australia and New Zealand1.

Westpac’s capital adequacy ratios

	31 December	30 September	31 December
%	2016	2016	2015
The Westpac Group at Level 2
Common equity Tier 1 capital ratio	9.3	9.5	10.2
Additional Tier 1 capital	1.6	1.7	1.8
Tier 1 capital ratio	10.9	11.2	12.0
Tier 2 capital	2.5	1.9	1.9
Total regulatory capital ratio	13.4	13.1	13.9

The Westpac Group at Level 1
Common equity Tier 1 capital ratio	9.4	9.7	10.4
Additional Tier 1 capital	1.8	1.9	2.0
Tier 1 capital ratio	11.2	11.6	12.4
Tier 2 capital	2.8	2.1	2.1
Total regulatory capital ratio	14.0	13.7	14.5

Westpac New Zealand Limited’s capital adequacy ratios

	31 December	30 September	31 December
%	2016	2016	2015
Westpac New Zealand Limited
Common equity Tier 1 capital ratio	10.9	10.5	11.6
Additional Tier 1 capital	-	-	-
Tier 1 capital ratio	10.9	10.5	11.6
Tier 2 capital	1.9	2.0	2.3
Total regulatory capital ratio	12.8	12.5	13.9

[1]   The countercyclical buffer has been activated in other jurisdictions where Westpac has exposure. Westpac’s countercyclical buffer requirement resulting from these exposures is less than 1 basis point at 31 December 2016.

Westpac Group December 2016 Pillar 3 Report | 8

Pillar 3 report Capital overview

Capital requirements

This table shows risk weighted assets and associated capital requirements1 for each risk type included in the regulatory assessment of Westpac’s capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

31 December 2016	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	80,472	1,449	81,921	6,554
Business lending	33,821	1,277	35,098	2,808
Sovereign	1,687	1,136	2,823	226
Bank	6,240	58	6,298	504
Residential mortgages	126,083	4,449	130,532	10,443
Australian credit cards	5,806	-	5,806	465
Other retail	13,765	1,058	14,823	1,186
Small business	11,419	-	11,419	914
Specialised lending	57,199	397	57,596	4,608
Securitisation	4,104	-	4,104	328
Mark-to-market related credit risk[3]	-	7,422	7,422	594
Total	340,596	17,246	357,842	28,630
Market risk			6,134	491
Operational risk			31,613	2,529
Interest rate risk in the banking book			10,561	845
Other assets[4]			5,314	425
Total			411,464	32,920

30 September 2016	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	81,550	1,312	82,862	6,629
Business lending	32,871	1,121	33,992	2,719
Sovereign	1,669	952	2,621	210
Bank	6,815	67	6,882	551
Residential mortgages	123,966	4,352	128,318	10,265
Australian credit cards	5,904	-	5,904	472
Other retail	13,805	1,075	14,880	1,190
Small business	11,930	-	11,930	954
Specialised lending	57,961	349	58,310	4,665
Securitisation	4,067	-	4,067	325
Mark-to-market related credit risk[3]	-	9,046	9,046	724
Total	340,538	18,274	358,812	28,704
Market risk			7,861	629
Operational risk			33,363	2,669
Interest rate risk in the banking book			5,373	430
Other assets[4]			4,644	372
Total			410,053	32,804

[1]     Total capital required is calculated as 8% of total risk weighted assets.

[2]     Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

[3]     Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

[4]      Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac Group December 2016 Pillar 3 Report | 9

Pillar 3 report Capital overview

31 December 2015	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	82,817	5,082	87,899	7,032
Business lending	31,084	1,188	32,272	2,582
Sovereign	1,435	857	2,292	183
Bank	7,958	141	8,099	648
Residential mortgages	75,765	3,872	79,637	6,371
Australian credit cards	6,311	-	6,311	505
Other retail	12,778	4,494	17,272	1,382
Small business	8,956	-	8,956	716
Specialised lending	55,812	368	56,180	4,494
Securitisation	4,503	-	4,503	360
Mark-to-market related credit risk[3]	-	8,981	8,981	719
Total	287,419	24,983	312,402	24,992
Market risk			6,588	527
Operational risk			31,584	2,527
Interest rate risk in the banking book			6,035	483
Other assets[4]			4,606	369
Total			361,215	28,897

[1]     Total capital required is calculated as 8% of total risk weighted assets.

[2]     Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

[3]     Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

[4]      Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac Group December 2016 Pillar 3 Report | 10

Pillar 3 report Leverage ratio disclosure

Summary leverage ratio

The following table summarises Westpac’s leverage ratio at 31 December 2016. This has been determined using APRA’s definition of the leverage ratio as specified in Attachment D of APS110: Capital Adequacy.

$ billion	31 December 2016	30 September 2016	30 June 2016	31 March 2016
Tier 1 Capital	45.0	45.8	43.8	44.0
Total Exposures[1]	902.2	881.2	889.0	877.8
Leverage ratio %	5.0%	5.2%	4.9%	5.0%

1 As defined under APS330 Attachment E leverage ratio disclosure requirements. The definition of total exposures is different to Exposure at Default used elsewhere in this report.

Westpac Group December 2016 Pillar 3 Report | 11

Pillar 3 report Credit risk exposures

Summary credit risk disclosure

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
31 December 2016	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 3 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	135,750	80,472	976	540	848	408	(2)
Business lending	51,186	33,821	655	399	355	218	26
Sovereign	80,738	1,687	2	2	-	-	-
Bank	21,760	6,240	7	7	-	-	-
Residential mortgages	527,700	126,083	1,107	944	231	77	20
Australian credit cards	20,084	5,806	331	264	97	61	76
Other retail	18,709	13,765	568	443	215	124	90
Small business[2]	26,907	11,419	314	197	109	47	18
Specialised Lending	67,663	57,199	971	596	303	114	25
Securitisation	24,091	4,104	-	-	-	-	-
Standardised[3,4]	16,375	17,246	-	-	22	11	-
Total	990,963	357,842	4,931	3,392	2,180	1,060	253

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 September 2016	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 12 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	132,535	81,550	1,026	584	849	412	34
Business lending	48,862	32,871	662	411	316	197	120
Sovereign	70,920	1,669	2	2	-	-	-
Bank	21,454	6,815	15	8	38	7	5
Residential mortgages	519,560	123,966	951	786	228	79	74
Australian credit cards	20,143	5,904	324	263	83	54	304
Other retail	18,743	13,805	558	446	197	111	370
Small business[2]	28,608	11,930	329	206	106	48	91
Specialised Lending	68,001	57,961	911	615	322	149	53
Securitisation	23,224	4,067	-	-	-	-	-
Standardised[3,5]	15,527	18,274	-	-	20	10	1
Total	967,577	358,812	4,778	3,321	2,159	1,067	1,052

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
31 December 2015	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 3 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	137,832	82,817	755	534	432	185	(25)
Business lending	46,413	31,084	641	368	360	205	23
Sovereign	72,241	1,435	2	2	-	-	-
Bank	26,231	7,958	15	9	6	7	-
Residential mortgages	497,093	75,765	901	767	213	81	20
Australian credit cards	21,158	6,311	361	295	88	60	71
Other retail	15,531	12,778	482	383	158	101	57
Small business	24,233	8,956	252	148	89	40	15
Specialised Lending	64,998	55,812	959	608	379	155	4
Securitisation	23,775	4,503	-	-	3	-	-
Standardised[3]	22,083	24,983	-	-	84	43	20
Total	951,588	312,402	4,368	3,114	1,812	877	185

1   Includes regulatory expected losses for defaulted and non-defaulted exposures.

2   Following a review of segmentation criteria, some exposures have been reclassified into the small business asset class from business lending, specialised lending and residential mortgages asset classes.

3   Includes mark-to-market related credit risk.

4   Impaired loans and actual losses for the 3 months ended 31 December 2016 for the Lloyds portfolio have been included in the relevant Basel asset classes.

5   Impaired loans and actual losses for the 12 months ended 30 September 2016 for the Lloyds portfolio have been included in the relevant Basel asset classes.

Westpac Group December 2016 Pillar 3 Report | 12

Pillar 3 report Credit risk exposures

Exposure at Default by major type

31 December 2016	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[1]
Corporate	61,982	60,548	13,220	135,750	134,143
Business lending	37,526	13,660	-	51,186	50,024
Sovereign	75,195	2,107	3,436	80,738	75,829
Bank	13,494	2,120	6,146	21,760	21,607
Residential mortgages	447,976	79,724	-	527,700	523,630
Australian credit cards	10,279	9,805	-	20,084	20,114
Other retail	14,970	3,739	-	18,709	18,726
Small business	21,413	5,494	-	26,907	27,758
Specialised lending	52,261	14,427	975	67,663	67,832
Securitisation[2]	19,159	4,748	184	24,091	23,658
Standardised	13,074	1,291	2,010	16,375	15,951
Total	767,329	197,663	25,971	990,963	979,272

30 September 2016	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	12 months ended[3]
Corporate	63,209	57,928	11,398	132,535	136,839
Business lending	36,394	12,468	-	48,862	47,713
Sovereign	64,879	2,088	3,953	70,920	69,482
Bank	13,592	1,630	6,232	21,454	24,527
Residential mortgages	440,537	79,023	-	519,560	502,597
Australian credit cards	10,033	10,110	-	20,143	20,715
Other retail	14,987	3,756	-	18,743	17,406
Small business	22,599	6,009	-	28,608	25,782
Specialised lending	52,269	14,258	1,474	68,001	66,231
Securitisation[2]	18,830	4,222	172	23,224	23,421
Standardised	12,644	1,417	1,466	15,527	17,950
Total	749,973	192,909	24,695	967,577	952,663

31 December 2015	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[4]
Corporate	62,083	63,512	12,237	137,832	138,821
Business lending	34,634	11,779	-	46,413	47,296
Sovereign	66,655	1,698	3,888	72,241	68,764
Bank	14,894	1,449	9,888	26,231	27,103
Residential mortgages	418,775	78,318	-	497,093	491,652
Australian credit cards	10,477	10,681	-	21,158	21,042
Other retail	11,855	3,676	-	15,531	15,538
Small business	18,320	5,913	-	24,233	22,160
Specialised lending	49,030	15,005	963	64,998	64,736
Securitisation[2]	18,447	5,214	114	23,775	23,517
Standardised	18,926	1,520	1,637	22,083	22,040
Total	724,096	198,765	28,727	951,588	942,666

1  Average is based on exposures as at 31 December 2016 and 31 September 2016.

2  The EAD associated with securitisations is for the banking book only.

3  Average is based on exposures as at 30 September 2016, 30 June 2016, 31 March 2016, 31 December 2015, and 30 September 2015.

4  Average is based on exposures as at 31 December 2015 and 30 September 2015.

Westpac Group December 2016 Pillar 3 Report | 13

Pillar 3 report
Credit risk exposures

Loan impairment provisions

APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All Individually Assessed Provisions (IAP) raised under Australian Accounting Standards (AAS) are classified as specific provisions. Collectively Assessed Provisions (CAP) raised under AAS are either classified into specific provisions or a GRCL.

A GRCL adjustment is made for the amount of GRCL that Westpac reports for regulatory purposes under APS220 in addition to provisions reported by Westpac under AAS. For capital adequacy purposes the GRCL adjustment is deducted from CET1. Eligible GRCL is included in Tier 2 capital.

31 December 2016		AAS Provisions		GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	841	219	1,060	NA	1,060
for defaulted but not impaired loans	NA	153	153	NA	153
General Reserve for Credit Loss	NA	2,408	2,408	337	2,745
Total provisions for impairment charges	841	2,780	3,621	337	3,958

30 September 2016		AAS Provisions		GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	869	198	1,067	NA	1,067
for defaulted but not impaired loans	NA	146	146	NA	146
General Reserve for Credit Loss	NA	2,389	2,389	299	2,688
Total provisions for impairment charges	869	2,733	3,602	299	3,901

31 December 2015		AAS Provisions		GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	660	217	877	NA	877
for defaulted but not impaired loans	NA	118	118	NA	118
General Reserve for Credit Loss	NA	2,397	2,397	92	2,489
Total provisions for impairment charges	660	2,732	3,392	92	3,484

Westpac Group December 2016 Pillar 3 Report | 14

Pillar 3 report Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures 90 days past due not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac’s asset classes.

	Items		Specific	Specific	Actual
31 December 2016	past 90 days	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	3 months ended
Corporate	250	848	408	48%	(2)
Business lending	219	355	218	61%	26
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	2,613	231	77	33%	20
Australian credit cards	-	97	61	63%	76
Other retail	-	215	124	58%	90
Small business	118	109	47	43%	18
Specialised lending	94	303	114	38%	25
Securitisation	-	-	-	-	-
Standardised[1]	16	22	11	50%	-
Total	3,310	2,180	1,060	49%	253

	Items		Specific	Specific	Actual
30 September 2016	past 90 days	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	12 months ended
Corporate	59	849	412	49%	34
Business lending	274	316	197	62%	120
Sovereign	-	-	-	-	-
Bank	-	38	7	18%	5
Residential mortgages	2,597	228	79	35%	74
Australian credit cards	-	83	54	65%	304
Other retail	-	197	111	56%	370
Small business	127	106	48	45%	91
Specialised lending	107	322	149	46%	53
Securitisation	-	-	-	-	-
Standardised[2]	17	20	10	50%	1
Total	3,181	2,159	1,067	49%	1,052

	Items		Specific	Specific	Actual
31 December 2015	past 90 days	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	3 months ended
Corporate	106	432	185	43%	(25)
Business lending	264	360	205	57%	23
Sovereign	-	-	-	-	-
Bank	39	6	7	117%	-
Residential mortgages	1,757	213	81	38%	20
Australian credit cards	-	88	60	68%	71
Other retail	-	158	101	64%	57
Small business	94	89	40	45%	15
Specialised lending	107	379	155	41%	4
Securitisation	-	3	-	-	-
Standardised	15	84	43	51%	20
Total	2,382	1,812	877	48%	185

1      Impaired loans and actual losses for the 3 months ended 31 December 2016 for Lloyds portfolio have been included in the relevant Basel asset classes.

2      Impaired loans and actual losses for the 12 months ended 30 September 2016 for Lloyds portfolio have been included in the relevant Basel asset classes.

Westpac Group December 2016 Pillar 3 Report | 15

Pillar 3 report Securitisation

Banking book summary of securitisation activity by asset type

For the 3 months ended
31 December 2016	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	2,506	-
Credit cards	-	-
Auto and equipment finance	120	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	2,626	-

For the 12 months ended
30 September 2016	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	15,317	-
Credit cards	-	-
Auto and equipment finance	1,698	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	17,015	-

For the 3 months ended
31 December 2015	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	248	-
Credit cards	-	-
Auto and equipment finance	81	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	329	-

Westpac Group December 2016 Pillar 3 Report | 16

Pillar 3 report Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

31 December 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	6,785	-	6,785
Liquidity facilities	84	-	1,117	1,201
Funding facilities	12,263	-	3,568	15,831
Underwriting facilities	-	-	90	90
Lending facilities	-	-	184	184
Warehouse facilities	-	-	-	-
Total	12,347	6,785	4,959	24,091

30 September 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	6,352	-	6,352
Liquidity facilities	145	-	1,108	1,253
Funding facilities	12,302	-	3,047	15,349
Underwriting facilities	-	-	98	98
Lending facilities	-	-	172	172
Warehouse facilities	-	-	-	-
Total	12,447	6,352	4,425	23,224

31 December 2015	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,444	-	7,444
Liquidity facilities	1	-	1,562	1,563
Funding facilities	10,966	-	3,572	14,538
Underwriting facilities	9	-	106	115
Lending facilities	-	-	115	115
Warehouse facilities	-	-	-	-
Total	10,976	7,444	5,355	23,775

Westpac Group December 2016 Pillar 3 Report | 17

Pillar 3 report Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type1

31 December 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	10	98	-	108
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	56	56
Other derivatives	-	-	67	67
Total	10	98	123	231

30 September 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	10	36	-	46
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	100	100
Other derivatives	-	-	78	78
Total	10	36	178	224

31 December 2015	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	18	13	-	31
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	61	61
Other derivatives	-	-	68	68
Total	18	13	129	160

1  EAD associated with trading book securitisation is not included in EAD by major type on page 13. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

Westpac Group December 2016 Pillar 3 Report | 18

Pillar 3 report
Appendix I - APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements outlined in Attachment C of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements
Paragraph 47		Summary leverage ratio	11

Attachment C
Table 3:	(a) to (e)[1]	Capital requirements	9
Capital Adequacy	(f)	Westpac’s capital adequacy ratios	8
		Capital adequacy ratios of major subsidiary banks	8

Table 4:	(a)	Exposure at Default by major type	13
Credit Risk - general disclosures	(b)	Impaired and past due loans	15
	(c)	General reserve for credit loss	14

Table 5:	(a)	Banking Book summary of securitisation activity by asset type	16
Securitisation exposures	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	17
		Trading Book summary of on and off-balance sheet securitisation by exposure type	18

Exchange rates

The following exchange rates were used in this report, and reflect spot rates for the period end.

	$31 December 2016	30 September 2016	31 December 2015
USD	0.7234	0.7618	0.7306
GBP	0.5891	0.5875	0.4929
NZD	1.0396	1.0487	1.0662
EUR	0.6869	0.6788	0.6685

[1] Equity risk exposures are not risk weighted at level 2.

Westpac Group December 2016 Pillar 3 Report | 19

Pillar 3 report Disclosure regarding forward-looking statements

This report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

●      the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

●      regulatory investigations, litigation, fines, penalties, restrictions or other regulator imposed conditions;

●      the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

●      market volatility, including uncertain conditions in funding, equity and asset markets;

●      adverse asset, credit or capital market conditions;

●      the conduct, behaviour or practices of Westpac or its staff;

●      changes to Westpac’s credit ratings or to the methodology used by credit rating agencies;

●      levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

●      market liquidity and investor confidence;

●      changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share and control expenses;

●      the effects of competition in the geographic and business areas in which Westpac conducts its operations;

●      information security breaches, including cyberattacks;

●      reliability and security of Westpac’s technology and risks associated with changes to technology systems;

●      the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

●      the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

●      the incidence or severity of Westpac insured events;

●      the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

●      internal and external events which may adversely impact Westpac’s reputation;

●      changes to the value of Westpac’s intangible assets;

●      changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

●      the success of strategic decisions involving diversification or innovation, in addition to business expansion and integration of new businesses; and

●      various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in Westpac’s 2016 Annual Report. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.

Westpac Group December 2016 Pillar 3 Report | 20